As filed with the Securities and Exchange Commission on May 29, 2015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
(SPECIALIZED DISCLOSURE REPORT)

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EMCORE CORPORATION
Exact Name of Registrant as Specified in its Charter

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New Jersey	000-22175	22-2746503
State of Incorporation	Commission File Number	IRS Employer Identification Number

2015 W. Chestnut Street, Alhambra, CA  91803
Address of principal executive offices, including zip code

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EMCORE Corporation
2015 W. Chestnut Street
Alhambra, CA 91803
(626) 293-3400
(Name and telephone number, including area code, of the person to contact in connection with this report)

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The rule pursuant to which this form is being filed, and the period to which the information in this form applies:

☑    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

INFORMATION TO BE INCLUDED IN THIS REPORT

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Emcore Corporation has prepared a Conflict Minerals Report for the calendar year ended December 31, 2014. The Conflict Minerals Report is publicly available at the following Internet website: http://www.emcore.com/company/supply-chain-management/.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is provided as an Exhibit to this Form SD.

SECTION 2 - EXHIBIT

Exhibit 1.01 - Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EMCORE CORPORATION
Dated: May 29, 2015	By: /s/ Mark Weinswig Name: Mark Weinswig Title: Chief Financial Officer